ALLEGHANY CORPORATION

7 Times Square Tower

New York, New York 10036

  June 5, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alleghany Corporation

Form 10-K for the Fiscal Year December 31, 2014

Filed February 24, 2015

File Number: 001-09371

To the Staff of the Securities and Exchange Commission:

The following information is provided by Alleghany Corporation (“Alleghany,” “we” or “our”) in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as a result of the Staff’s review of Alleghany’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”), and review of Alleghany’s response letter dated May 5, 2015 (the “May Response Letter”) to the Staff’s comment letter dated April 21, 2015. For ease of reference, the Staff’s comments are included in bold followed by our responses. Capitalized terms used but not defined herein have the meanings ascribed to them in the 2014 Form 10-K. All references in the following information to page numbers in the 2014 Form 10-K are to pages in the EDGAR version of such document.

In responding to the Staff’s comments, Alleghany acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2014 Form 10-K; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2014 Form 10-K; and that Alleghany may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Principles (c) Fair Value, page 121

1.	ASC 320-10-50-1B states that credit quality, business sector and geographic concentrations (among others) should be considered when determining whether it is necessary to break out a security type into greater detail in the notes to financial statements. In this regard, your response to our comment 1 provided a yield curve graph from Bloomberg as of 12/31/2014. Please provide us with your own historical information that supports your assertion that the securities in your municipal bond portfolio share similar economic interests or explain why Bloomberg’s information is more reliable than your own historical information. Further, refer to page 108 regarding your statement that issuers of revenue bonds may carry a greater risk of default than general obligation bonds, and to the table presenting revenue versus general obligation bonds. Please help us understand why this disclosure is material yet further disaggregation under ASC 320-10-50-1B and ASC 820-10-50-2B is not necessary, particularly for general obligation versus revenue bonds.

RESPONSE:  Alleghany respectively submits that statistical tests on the economic characteristics of Alleghany’s municipal bond portfolio as of December 31, 2014 support the conclusion that Alleghany’s special revenue (“SRs”), general obligation (“GOs”) and advance refunded/escrowed maturity (“ARs”) municipal bond holdings do not have materially different economic characteristics.

As background to its statistical tests, Alleghany notes that many municipal bonds have call option features in them which uniquely affect the duration and yield of a given bond. As such, Alleghany has used standard analytical techniques to adjust for these unique call option features, enabling the placement of Alleghany’s holdings on a common risk and reward platform. In these tests, Alleghany defined risk as option-adjusted duration and defined reward as option-adjusted yield.1 Alleghany believes that, within a given municipal bond credit ratings range, interest rate risk is the primary driver of bond yields and bond prices.

Alleghany conducted the tests in three credit rating ranges, A- to A+, AA- to AA+ and AAA. Since substantially all ARs in Alleghany’s portfolio are AA+ rated and have durations less than 6.5 years, Alleghany conducted a fourth test that confined statistical comparisons of ARs to SRs and GOs in that range. The statistical tests were performed in two steps. The first step was to run a regression of the reward against the risk for each category in order to derive a reward/risk slope. The second step was to conduct a test to evaluate whether there was a statistically significant difference2 in the slopes of the categories.

The tests resulted in the conclusion that there was no statistically significant difference between the reward/risk slopes of ARs, SRs and GOs. This is illustrated in the scatterplot graphs below. Note that for each of the three credit rating ranges, all three municipal bond

[1]	For call dates that are very near, the output may produce results that are not meaningful. Consequently, Alleghany has not included holdings with durations less than 0.5 years.
[2]	A less-than 5% chance that the slopes are not the same.

categories are clustered around a central reward/risk relationship, adding visual support to Alleghany’s statistical conclusion that AR, SR and GO share similar economic interests. Consequently, interest rate changes in the municipal bond market will impact Alleghany’s ARs, SRs and GOs in a similar fashion.

In response to the Staff’s question regarding SRs versus GOs, Alleghany’s disclosure on page 108 of its 2014 Form 10-K states, “Special revenue bonds are debt securities for which the payment of principal and interest is available solely from the cash flows of the related projects. As issuers of revenue bonds do not have the ability to draw from tax revenues or levy taxes to fund obligations, revenue bonds may carry a greater risk of default than general obligation bonds.” Alleghany’s statement that issuers of SRs may carry a greater risk of default than GOs stems from the inherent contractual differences between SRs and GOs. Notwithstanding these contractual differences, Alleghany uses the term “may” because there can be specific circumstances where GOs may in fact carry greater risk, for example, where state or local governments struggle to meet pension obligations. Furthermore, Alleghany’s historical experience does not point to greater risk with either SRs or GOs. Municipal bond defaults overall have been rare over the past four decades.

With respect to Alleghany’s municipal bond portfolio table on page 108 of its 2014 Form 10-K, Alleghany believes that its disclosure is meaningful in that it demonstrates that its large municipal bond portfolio is well diversified from a credit-risk perspective, with no material concentrations of risk present. Specifically, the table demonstrates that its portfolio is well diversified by:

•	Classification (GO, SR, AR);

•	State; and

•	Revenue source (education, hospital, housing, lease revenue, special tax, transit, utilities, all other sources), within the SR classification.

Based on the analysis provided in the May Response Letter and the additional analysis above, Alleghany respectfully submits that a disaggregation of its municipal bonds in its disclosures is neither meaningful nor required.

2.	Regarding your response to prior comment 2, please specify and describe the method(s) you use to fair value the Level 2 and Level 3 debt securities, such as the market or income approach, in your proposed revised disclosure. For Level 3 debt securities, you currently disclose that you use a method that compares transactions of similarly structured instruments, uses discounted cash flows, or uses option adjusted spread analyses. To the extent you use multiple valuation methodologies within a debt security class, tell us the extent you use each method, and the circumstances that determine the use of each approach. Further, to the extent different inputs are used by each of the debt security class/valuation method, separately list the inputs you use under each of the debt security class/valuation method.

RESPONSE:

In response to the Staff’s comment, in its future Reports on Form 10-K, Alleghany will further revise its annual accounting policy disclosure to clarify its approach, substantively in the form as shown below.

“Level 2: Valuations are based on direct and indirect observable inputs other than quoted market prices included in Level 1. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as the terms of the security and market-based inputs. Terms of the security include coupon, maturity date and any special provisions that may, for example, enable the investor, at its election, to redeem the security prior to its scheduled maturity date (such provisions may apply to all debt securities except U.S. Government obligations). Market-based inputs include interest rates and yield curves that are observable at commonly quoted intervals and current credit rating(s) of the security. Market-based inputs may also include credit spreads of all debt securities except U.S. Government obligations, and currency rates for certain foreign government obligations and foreign corporate bonds denominated in foreign currencies. Fair values are determined using a market approach that relies on the securities’ relationships to quoted prices for similar assets in active markets, as well as the other inputs described above. In determining the fair values for the vast majority of commercial mortgage-backed securities (“CMBS”) and other asset-backed securities, as well as a small portion of residential mortgage-backed securities (“RMBS”), an income approach is used to corroborate and further support the fair values determined by the market approach. The income approach primarily involves developing a discounted cash flow model using the future projected cash flows of the underlying collateral, and the terms of the security. Level 2 assets generally include short-term investments and most debt securities. Alleghany’s Level 2 liabilities consist of the senior notes.”

With respect to its Level 3 debt securities, the fair value of the vast majority of securities are determined using an income approach. As Level 3 valuations are based on techniques that use significant inputs that are unobservable with little or no market activity, the fair values under the market approach for Level 3 securities are less credible than under the income approach. The market approach, however, is used to corroborate the fair values determined by the income approach where feasible. In response to the Staff’s comment, in its future Reports on Form 10-K, Alleghany will further revise its annual accounting policy disclosure to clarify its approach, substantively in the form as shown below.

“Level 3: Valuations are based on techniques that use significant inputs that are unobservable. The valuation of Level 3 assets requires the greatest degree of judgment. These measurements may be made under circumstances in which there is little, if any, market activity for the asset. Alleghany’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, Alleghany considers factors specific to the asset. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety. ~~Some Level 3 valuations are based entirely on non-binding broker quotes. These securities consist primarily of mortgage-backed and asset-backed securities where reliable pool and loan level collateral information cannot be reasonably obtained.~~ Assets classified as Level 3 principally include certain RMBS, CMBS, other asset-backed securities (primarily, collateralized loan obligations), partnership investments and non-marketable equity investments.

Mortgage-backed and asset-backed securities are initially valued at the transaction price. Subsequently, Alleghany uses widely accepted valuation practices that produce a fair value measurement. ~~by comparison to transactions in~~ The vast majority of fair values are determined using an income approach. The income approach primarily involves developing a discounted cash flow model using the future projected cash flows of the underlying collateral, as well as other inputs described below. A few Level 3 valuations are based entirely on non-binding broker quotes. These securities consist primarily of mortgage-backed and asset-backed securities where reliable pool and loan level collateral information cannot be reasonably obtained, and as such, an income approach is not feasible.

Since Level 3 valuations are based on techniques that use significant inputs that are unobservable with little or no market activity, the fair values under the market approach for Level 3 securities are less credible than under the income approach, however, the market approach, where feasible, is used to corroborate the fair values determined by the income approach. The market approach primarily relies on the securities’ relationships to quoted transaction prices for similarly structured instruments. To the extent that transaction prices for similarly structured instruments are not available for a particular security, other market approaches are used to corroborate the fair values determined by the income approach, including option adjusted spread analyses.

Unobservable inputs, significant to the measurement and valuation of mortgage-backed and asset-backed securities, are generally used in the income approach, and include assumptions about prepayment speed and collateral performance, including default, delinquency and loss severity rates. Significant changes to any one of these inputs, or combination of inputs, could significantly change the fair value measurement for these securities.

The impact of prepayment speeds on fair value is dependent on a number of variables including whether the securities were purchased at a premium or discount. A decrease in interest rates generally increases the assumed rate of prepayments, and an increase in interest rates generally decreases the assumed speed of prepayments. Increased prepayments increase the yield on securities purchased at a discount, and reduce the yield on securities purchased at a premium. In a decreasing prepayment environment, yields on securities purchased at a discount are reduced but are increased for securities purchased at a premium. Changes in default assumptions on underlying collateral are generally accompanied by directionally similar changes in other collateral performance factors, but generally result in a directionally opposite change in prepayment assumptions.

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Please do not hesitate to contact me (212-752-1356) with any further comments or questions you may have.

Very truly yours,

/s/ John L. Sennott, Jr.
John L. Sennott, Jr.
Senior Vice President and chief financial officer

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